Exhibit 99.1

Nova Minerals Quarterly Activities and Cashflow Report – 31 March 2025

2024 Surface exploration program continues to deliver further high-grade gold rock samples up to 360 g/t Au at Wombat and up to 56.3 g/t Au in the RPM Regional area

RPM glacial debris lobe averages 1.1 g/t Au over 1.7km in till samples

U.S. grant applications for antimony development at an advanced stage

Melbourne, Australia, April 11, 2025, Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA), (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A. provides its quarterly activities and cashflow report for the quarter ended March 31, 2025.

Highlights

Estelle Project

○	During the quarter Nova received the final assay results from the 2024 exploration program for surface samples taken from the Stoney, Wombat, and regional RPM areas. High priority gold and antimony resource drill targets were also identified at the Stibium prospect.

○	Gold Assets – Over 20 Prospects Advancing Including 4 Large Gold Deposits

High-Grade Gold Discoveries Continue at Wombat

○	Follow-up 2024 rock sampling of the thick, up to 4m, quartz-arsenopyrite veins at Wombat revealed exceptionally high-grade gold along a 1km long strike length with 7 rock samples grading greater than 2 g/t Au and a high of 360 g/t Au (ASX Announcement: January 23, 2025 and Figure 1).

○	Multi-element analysis of samples taken from Wombat in 2023 and 2024 also revealed high-grade gallium, with 10 samples grading greater than 30 ppm ga and a high of 74.5 ppm ga. Gallium is another critical mineral for which the U.S. Department of Defense is seeking to secure a domestic supply chain for since China recently banned all exports (ASX Announcement: January 23, 2025 and Figure 2).

RPM Style Gold Identified in Regional Sampling

○	Surface sampling in the RPM Regional area identifies further high-grade RPM style gold with 20 rock samples grading greater than 1 g/t Au and a high of 52.3 g/t Au, and 11 soil samples grading greater than 0.5 g/t Au with a high of 4.8 g/t Au (ASX Announcement: February 3, 2025 and Figure 3).

○	Till samples collected from the RPM glacial debris lobe identified 34 samples grading greater than 1 g/t Au, 10 greater than 2 g/t Au, and a high of 3.6 g/t Au over a 1.7 km length (ASX Announcement: February 3, 2025 and Figure 4).

Gold, Silver, Copper, and Antimony Anomalous at Stoney

○	Further gold, silver, copper, and antimony samples were discovered in an anomaly hosted in the Stoney Vein with massive exposure with a 10m width, 300m vertical relief, and 1km strike length (ASX Announcement: January 23, 2025).

○	Antimony Assets – 7 Gold-Antimony Prospects with U.S. Grant Applications Advanced

High Priority Gold and Antimony Drill Targets Identified at Stibium

○	Assay results for soil and rock chip samples have now proven the Stibium prospect is an extensive 800m long by 400m wide gold and antimony rich zone with identified resource drill targets (ASX Announcement: January 14, 2025 and Figures 5 and 6). Best results from the 2024 follow-up reconnaissance mapping and sampling program at Stibium include:

-	16 rock samples grading greater than 5 g/t Au, including 7 grading greater than 20 g/t Au, and a high of 141 g/t Au (ASX Announcement: December 11, 2024).

-	35 soil samples grading greater than 1 g/t Au, with a high of 25.6 g/t Au. For soil samples, grades greater than 1 g/t Au are considered high-grade (ASX Announcement: January 14, 2025 and Figure 5).

-	11 rock samples grading greater than 30% Sb, with a high of 56.7% Sb (ASX Announcement: December 5, 2024).

-	10 soil samples grading greater than 0.1% Sb, with a high of 2.8% Sb. For soil samples, grades greater than 0.1% Sb are considered high-grade (ASX Announcement: January 14, 2025 and Figure 6).

CEO Attends U.S. Defense Conferences

○	Nova CEO, Christopher Gerteisen attended several defense contractor conferences and had related meetings in Washington DC late in the quarter.

○	PFS Studies

○	During the quarter numerous PFS related studies for metallurgical test work, environmental, and other trade off studies continued to progress.

Corporate

●	At the end of the March 2025 quarter, Nova had A$13.076 million in cash, and no debt, as Nebari Gold Fund 1, LLP converted the full outstanding balance of its convertible loan into ordinary shares, in early January 2025.

●	The Company released its half yearly report and accounts on March 12, 2025.

●	Notable investing and operating cash flow items during the quarter included: A$10.5M cash proceeds from the sale of the Snow Lake shares, A$1.5M proceeds from the exercise of U.S. Nasdaq warrants, A$1.1M exploration and evaluation costs, principally related to the PFS test work, mining and environmental studies, sample analysis, and camp running costs, A$403k administration and corporate expenses, the majority of which are related to marketing and share registry costs, and A$301k for antimony grant consulting costs, audit, tax and legal fees.

●	Payments to related parties in Q3 FY25 were A$264K and included CEO and Executive remuneration and non-executive director fees.

Next Steps

●	Potentially secure U.S. Department of Defense funding for antimony supply
●	Material PFS test work results and trade-off studies as they become available
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna Access Road updates
●	Infrastructure permitting
●	2025 drilling and surface exploration program plans
●	Updated Mineral Resource Estimate (MRE) to both JORC and S-K 1300 standards for gold and antimony

Final 2024 Surface Exploration Program Results

1km
1km
Wombat
93.2
298.0
360.0
7.5
2.3
1.9
0.5
1.3
0.7
0.6
1.7
0.9
0.8
2.8
15.2
24.2
7.4
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Interpretted Veins
NOVA MINERALS
Gold
Wombat - 2024
0 100 200 m
Figure:

Figure 1. Wombat gold rock chip results (2023 samples shown as transparent)

1km
60.7
51.5
55.9
Wombat
74.5
41.5
38.1
41.8
38.4
34.3
1km
36.7
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Ga_ppm
0 - 5
5 - 10
10 - 20
20 - 30
30 - 40
> 40
Soils - Ga_ppm
0 - 5
5 - 10
10 - 15
15 - 20
20 - 25
> 25
Interpretted Veins
NOVA MINERALS
Gallium
Wombat - 2024
0 100 200 m
Figure:

Figure 2. Wombat gallium rock chip results (2023 samples shown as transparent)

1.9
5.7
2.3
4.4
1.3
3.4
4.5
2.5
2.9
1.6
5.1
1.1
18.4
4.2
52.3
1.7
1.1
17.5
RPM
5.1
3.4
2.5
4.4
2.3
4.5
4.6
1.3
1.4
2.9
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM

Rocks - Au_ppm	Soils - Au_ppm
0 - 0.2	0 - 0.1
0.2 - 0.5	0.1 - 0.25
0.5 - 1	0.25 - 0.5
1 - 5	0.5 - 1
5 - 20	2 - 25.6
> 20	

NOVA MINERALS

Gold
RPM - 2024

0 250 500 m

Figure:

Figure 3. 2024 RPM regional gold rock and soil results (Previous years shown as transparent)

Till Sampling - Gold
RPM - 2024
Till - Au_ppm
0 - 0.1
0.1 - 0.2
0.2 - 0.3
0.3 - 0.4
0.4 - 0.5
0.5 - 1.0
1.0 - 2.0
>2.0
0 100 200 300 400 m
Figure:
NOVA MINERALS
1.7km
RPM
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Qc/Kh
Kh
TKqfp
Qdt2b
Qdt2a
Qdt3
Qdt4
Qa
rg
TKg
Ignimbrite
Qc/TKg
KJf
TKfp
g
1.7
2.4
2.4
1.5
1.1
1.4
1.4
1.1
1.3
1.4
2.7
1.0
2.0
1.5
1.3
1.2
1.2
1.4
1.3
3.4
1.4
1.4
1.8
1.1
2.7
1.4
1.5
1.0
1.4
1.4
2.5
3.6
3.0
2.3

Figure 4. RPM 2024 glacial till sampling

400m
800m
Proposed Stibium
access road
34.8
141.0
42.8
22.3
64.7
29.1
62.3
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Soils - Au_ppm
Band 1 (Gray)
2
0
Proposed Drilling
Stibium Access
NOVA
MINERALS
Gold
Stibium - 2024
0
100
200 m
Figure:

Figure 5. Gold soils heat map highlighting resource drill targets

400m
800m
Proposed Stibium access road
33%
43%
46%
35%
35%
57%
46%
55%
33%
55%
19%
56%
19%
4%
61%
2%
2%
3%
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM

Rocks - Sb_ppm
0 - 250
250 - 500
500 - 750
750 - 1000
1000 - 5000
> 5000

Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000

Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Proposed Drilling
Stibium Access

NOVA MINERALS

Antimony
Stibium - 2024

0 100 200 m

Figure:

Figure 6. Antimony soils heat map highlighting resource drill targets

New Videos Released on the Company’s Website During the March 2025 Quarter

●	Small Stocks Big Money interview with Nova Minerals CEO Christopher Gerteisen
●	Nova Minerals CEO, Christopher Gerteisen talks at the Emerging Growth Conference

Major ASX Announcements During the March 2025 Quarter

●	January 2, 2025 - Sale of Non-Core Investment to Advance Gold and Antimony
●	January 8, 2025 - Nova Extinguishes Debt to Unlock Antimony and Gold Potential
●	January 14, 2025 - Stibium Gold-Antimony Resource Drill Targets Identified
●	January 23, 2025 - Further High-Grade Gold Discovered at Wombat up to 360 g/t Au
●	February 3, 2025 - RPM Style Gold Identified in Regional Sampling Up to 52.3 g/t Au
●	March 12, 2025 - Half Year Report and Accounts
●	March 20, 2025 - US Release of Management Discussion & Analysis for HY Report

Top 20 Shareholders as at 9 April, 2025

Rank	Name	A/C designation	4/9/2025	%IC
1.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED[1]		91,103,943	28.20%
2.	BNP PARIBAS NOMS PTY LTD		15,798,946	4.90%
3.	BNP PARIBAS NOMINEES PTY LTD	<CLEARSTREAM>	8,203,818	2.54%
4.	CITICORP NOMINEES PTY LIMITED		6,562,115	2.03%
5.	SL INVESTORS PTY LTD	<SL SUPERFUND A/C>	6,441,393	2.00%
6.	SWIFT GLOBAL LTD	<ALEXANDRA DISCRETIONARY A/C>	5,669,833	1.76%
7.	KUSHKUSH INVESTMENTS PTY LTD	<ALEXANDRA DISCRETIONARY A/C>	5,300,000	1.64%
8.	MR JAGDISH MANJI VARSANI	<PINDORIA FAMILY AC A/C>	4,100,000	1.27%
9.	BNP PARIBAS NOMINEES PTY LTD	<IB AU NOMS RETAILCLIENT>	3,750,616	1.16%
10.	KAOS INVESTMENTS PTY LIMITED		3,465,000	1.07%
11.	MR MAHMOUD EL HORR		2,600,000	0.81%
12.	MURTAGH BROS VINEYARDS PTY LTD		2,440,000	0.76%
13.	KREN ENTERPRISE PTY LTD	<KREN INVESTMENT A/C>	2,424,560	0.75%
14.	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS	<TINTIN INVESTMENT A/C>	2,325,568	0.72%
15.	MR CRAIG EDWIN BENTLEY		2,259,669	0.70%
16.	MURTAGH BROS VINEYARDS PTY LTD	<MURTAGH BROS VINEYARDS S/F>	2,167,380	0.67%
17.	LETTERED MANAGEMENT PTY LTD	<BALMORAL FAMILY A/C>	2,050,000	0.64%
18.	KIKCETO PTY LTD	<BENJAMIN DISCRETIONARY A/C>	2,028,924	0.63%
19.	PATRON PARTNERS PTY LTD	<AP & RL MURTAGH FAMILY A/C>	1,983,214	0.61%
20.	TIERRA DE SUENOS SA		1,716,000	0.53%
	Total - Top 20		172,390,979	53.39%
	Balance of Register (5,387 holders)		150,306,438	46.61%
	Grand Total		322,697,417	100.00%

1 HSBC Custody Nominees (Australia) Limited includes the fully paid shares issued to the depositary agent, which underlie the NASDAQ listed ADS’s.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website.

www.novaminerals.com.au

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists is contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Homan is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Homan is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Homan fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

Forward-looking Statements and Disclaimers

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196

Tenement Holdings as at March 31, 2025

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Name of entity
Nova Minerals Limited (ASX: NVA)
ABN	Quarter ended (“current quarter”)
84 006 690 348	March 31, 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(292)	(762)
(a) exploration & evaluation
(b) development
(c) production
(d) staff costs (directors/consultants)		(340)	(1017)
(e) administration and corporate costs		(403)	(1,380)
(f) audit, tax, and legal fees		(116)	(1,326)
(g) other professional fees		(185)	(636)
(h) US listing fees		-	(255)
1.3	Dividends received (see note 3)
1.4	Interest received	51	73
1.5	Interest and other costs of finance paid	-	(327)
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material)
(a) GST, Withholding tax & Payroll tax		55	74
1.9	Net cash from / (used in) operating activities	(1,230)	(5,556)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
(a) Entities
(b) Tenements
(c) property, plant and equipment		-	(51)
(d) exploration & evaluation		(783)	(4,208)
(e) investments
(f) other non-current assets
2.2	Proceeds from the disposal of:
(a) entities
(b) tenements
(c) property, plant and equipment		66	66
(d) investments		10,502	10,502
(e) other non-current assets
2.3	Cash flows from loans to other entities	(797)	(697)
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(8,988)	(5,612)

73.	Cash flows from financing activities	-	8,472
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options and warrants	1,481	2,731
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(118)	(1,455)
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Corporate advisory costs
3.10	Net cash from / (used in) financing activities	1,363	9,748

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	4,086	3,150
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,230)	(5,556)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	8,988	5,612
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,363	9,748
4.5	Effect of movement in exchange rates on cash held	(131)	122
4.6	Cash and cash equivalents at end of period	13,076	13,076

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	13,076	4,086
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	13,076	4,086

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	264
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Convertible facilities(1)
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities
7.5	Unused financing facilities available at quarter end
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,230)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(783)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(2,013)
8.4	Cash and cash equivalents at quarter end (item 4.6)	13,076
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	13,076

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	6.50

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:

	8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	N/A

	8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	N/A

	8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer:	N/A

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	April 11, 2025

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.